UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2022

Commission File Number: 000-30314

Portage Biotech Inc.
(Translation of registrant’s name into English)

British Virgin Island
(Jurisdiction of incorporation or organization)

6 Adelaide Street East, Suite 300, Toronto, Ontario, Canada M5C 1H6
(Address of principal executive office)

c/o Portage Biotech, Inc., Ian Walters, 203.221.7376

6 Adelaide Street East, Suite 300, Toronto, Ontario, Canada M5C 1H6

(Name, telephone, e-mail and/or facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Exhibits

The following Exhibit is filed with this report:

Exhibit	Description

5.1	Opinion of Forbes Hare, related to the prospectus supplement for the registration of up to $30,000,000 of ordinary shares to be issued to and sold by Lincoln Park Capital Fund, LLC (Registration Statement No. 333-253468)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Portage Biotech, Inc.

Date: August 19, 2022	By:	/s/ Allan Shaw
	Name:	Allan Shaw
	Title:	Chief Financial Officer